Exhibit 17.1

Resignation

EVO Transportation & Energy Services, Inc.

2075 W. Pinnacle Peak Rd, Suite 130

Phoenix, Arizona 85027

I, Danny R. Cuzick , hereby resign in all capacities as a member of the board of directors and all committees thereof of EVO Transportation & Energy Services, Inc., a Delaware corporation (the “Company”), effective as of May 31, 2022.

/s/ Danny R. Cuzick
Danny R. Cuzick